Exhibit 12
Unit Corporation
Computation Ratio of Earnings to Fixed Charges

	2015		2014		2013		2012		2011
	(Dollars in thousands)
Income (loss) from continuing operations before income taxes	$(1,664,309)		$222,939		$301,469		$39,402		$319,002
(Income) loss from equity investments	(18)		133		238		205		295
Distribution from equity investments	—		303		144		—		—
Interest expense	31,464		16,904		14,578		13,878		4,167
Amortization of capitalized interest	38,695	(3)	5,461	(3)	3,080		4,922	(3)	1,654
Amortization of bond discount	499		467		437		259		—
Earnings (loss)	$(1,593,669)		$246,207		$319,946		$58,666		$325,118

Fixed charges (1)
Interest expense	$31,464		$16,904		$14,578		$13,878		$4,167
Capitalized interest	21,711		32,246		33,670		18,867		11,478
Amortization of bond discount	499		467		437		259		—
Total fixed charges	$53,674		$49,617		$48,685		$33,004		$15,645

Ratio of earnings to fixed charges (2)	—	(4)	5.0	x	6.6	x	1.8	x	20.8	x
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(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K of the Securities Act.

(2)	There were no shares of preferred stock outstanding during any of the time periods indicated in the table.

(3)	Amortization of capitalized interest includes the proportionate amount related to the ceiling test write-down.

(4)	Earnings for the year ended December 31, 2015 were insufficient to cover fixed charges by $1.6 billion.